================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549

                                   FORM 10-Q

         [X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                                      OR

         [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 1-10066

                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
            (Exact name of registrant as specified in its charter)

        DELAWARE                                         95-4191066
(State of incorporation)                    (I.R.S. Employer Identification No.)

                           1100 TOWN & COUNTRY ROAD
                           ORANGE, CALIFORNIA  92868
         (Address of principal executive offices, including zip code)

                                (714) 560-4400
             (Registrant's telephone number, including area code)



INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS: YES [X] NO [_]

===============================================================================

                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.

                               TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
                         PART I. FINANCIAL INFORMATION

Item 1.  Financial Statements

    Consolidated Balance Sheet at September 30, 1996 and
      December 31, 1995...............................................      1

    Consolidated Statement of Income
      for the three-month and nine-month periods ended
      September 30, 1996 and 1995.....................................      2

    Consolidated Statement of Cash Flows
      for the three-month and nine-month periods ended
      September 30, 1996 and 1995.....................................      3

    Notes to Consolidated Financial Statements........................      4

Item 2.  Management's Discussion and Analysis of Consolidated
           Financial Condition and Results of Operations..............      5

                          PART II. OTHER INFORMATION

Item 1.  Legal Proceedings............................................      8

Item 6.  Exhibits and Reports on Form 8-K.............................      9

Signature.............................................................      9

                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                          CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                       September 30,   December 31,
                                                            1996           1995
                                                       -------------   ------------
                                  A S S E T S
Current assets .....................................
   Cash and cash equivalents .......................   $      43,774   $     41,219
   Accounts receivable, net ........................          43,143         38,897
   Other current assets ............................           2,623          2,139
                                                       -------------   ------------
      Total current assets .........................          89,540         82,255
                                                       -------------   ------------
Properties, plant and equipment ....................         734,128        716,197
   Less accumulated depreciation ...................         105,423         92,879
                                                       -------------   ------------
      Net properties, plant and equipment ..........         628,705        623,318
Other assets .......................................          16,287         15,281
                                                       -------------   ------------
      Total assets .................................   $     734,532   $    720,854
                                                       =============   ============

                       LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
   Accounts payable ................................   $       2,173   $      3,466
   Accrued liabilities .............................          45,185         30,609
                                                       -------------   ------------
      Total current liabilities ....................          47,358         34,075
Long-term debt .....................................         355,000        355,000
Other long-term liabilities ........................          58,496         60,468
                                                       -------------   ------------
      Total liabilities ............................         460,854        449,543
                                                       -------------   ------------
Minority interest ..................................           1,322          1,246
                                                       -------------   ------------
Commitments and contingencies (Notes (d) and (e))...              --             --
                                                       -------------   ------------

Partners' capital ..................................
   General partner .................................           1,322          1,246
   Limited partners ................................         271,034        268,819
                                                       -------------   ------------
      Total partners' capital ......................         272,356        270,065
                                                       -------------   ------------
      Total liabilities and partners' capital ......   $     734,532   $    720,854
                                                       =============   ============

                See Notes to Consolidated Financial Statements.

                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                       CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                  Three months           Nine months
                                               ended September 30,   ended September 30,
                                               -------------------   -------------------
                                                 1996       1995       1996       1995
                                               --------   --------   --------   --------
Operating revenues
  Trunk revenues ..........................    $ 49,289   $ 47,721   $141,689   $137,699
  Storage and terminaling revenues ........       9,977      9,876     28,652     28,284
  Other revenues ..........................       3,057      3,198      9,373      9,566
                                               --------   --------   --------   --------
      Total operating revenues ............      62,323     60,795    179,714    175,549
                                               --------   --------   --------   --------
Operating expenses
  Field operating expenses ................       9,229      8,369     26,722     25,413
  General and administrative expenses .....       7,734      7,993     23,092     20,935
  Facilities costs ........................       5,550      5,959     15,937     16,964
  Depreciation and amortization ...........       5,196      5,151     15,838     15,336
  Power costs .............................       5,859      6,345     15,556     16,023
  Provisions for environmental and
   litigation costs (Notes (d) and (e)) ...       8,000       --        8,000      9,000
                                               --------   --------   --------   --------
      Total operating expenses ............      41,568     33,817    105,145    103,671
                                               --------   --------   --------   --------
Operating income ..........................      20,755     26,978     74,569     71,878

Interest expense ..........................       9,212      9,335     27,374     27,882
Other income, net .........................         422        623      1,227      2,136
                                               --------   --------   --------   --------
Net income before minority interest .......      11,965     18,266     48,422     46,132
Less minority interest in net income ......        (386)      (589)    (1,562)    (1,488)
                                               --------   --------   --------   --------
Net income ................................    $ 11,579   $ 17,677   $ 46,860   $ 44,644
                                               ========   ========   ========   ========
Income per unit ...........................    $   0.58   $   0.89   $   2.37   $   2.25
                                               ========   ========   ========   ========

              See Notes to Consolidated Financial Statements.

                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                             Three months           Nine months
                                                          ended September 30,   ended September 30,
                                                          -------------------   -------------------
                                                            1996       1995       1996       1995
                                                          --------   --------   --------   --------
Cash flows from operating activities:
  Net income .........................................    $ 11,579   $ 17,677   $ 46,860   $ 44,644
                                                          --------   --------   --------   --------
  Adjustments to reconcile net income to net
   cash provided by operating activities--
     Depreciation and amortization ...................       5,196      5,151     15,838     15,336
     Minority interest in net income .................         386        589      1,562      1,488
     Net additions to (payments against)
      environmental and litigation reserves ..........       8,602     (3,893)       584      2,767
     Other, net ......................................         182        506     (1,743)     1,520
     Changes in:
       Accounts receivable ...........................      (1,358)       684     (4,246)    (2,982)
       Accounts payable and accrued liabilities ......      10,486     12,312     10,450      8,011
       Other current assets ..........................       2,353        437       (484)    (2,548)
                                                          --------   --------   --------   --------
         Total adjustments ...........................      25,847     15,786     21,961     23,592
                                                          --------   --------   --------   --------
         Net cash provided by operating activities ...      37,426     33,463     68,821     68,236

Cash flows from investing activities:
  Capital expenditures ...............................      (5,572)    (7,996)   (20,210)   (19,152)

Cash flows from financing activities:
  Cash distributions .................................     (15,351)   (15,351)   (46,056)   (44,687)
                                                          --------   --------   --------   --------
Increase in cash and cash equivalents ................      16,503     10,116      2,555      4,397

Cash and cash equivalents--
  Beginning of period ................................      27,271     43,229     41,219     48,948
                                                          --------   --------   --------   --------
  End of period ......................................    $ 43,774   $ 53,345   $ 43,774   $ 53,345
                                                          ========   ========   ========   ========
Interest paid ........................................    $    436   $    236   $ 18,586   $ 18,740
                                                          ========   ========   ========   ========

                See Notes to Consolidated Financial Statements.

                   SANTA FE PACIFIC PIPELINE PARTNERS, L.P.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) The accompanying consolidated financial statements should be read in conjunction with the Annual Report on Form 10-K of Santa Fe Pacific Pipeline Partners, L.P. (the "Partnership") for the year ended December 31, 1995. In the opinion of Partnership management, all adjustments necessary for a fair presentation of the results of operations for the periods presented have been included in these consolidated financial statements. Unless otherwise noted, all such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the entire year.

(b) Income per unit is computed based upon consolidated net income of the Partnership less an allocation of income to the General Partner in accordance with the partnership agreement, and is based upon the 19,148,148 units outstanding. The quarterly allocation of income to the General Partner, which was 3.23% of net income before minority interest in 1996 and 1995, respectively, is based on its percentage of cash distributions from available cash at the end of each quarter.

(c) On October 10, 1996, the Partnership declared a cash distribution of $0.75 per unit for the third quarter of 1996, to be paid on November 14, 1996 to unitholders of record on October 31, 1996.

(d) As discussed in Note 4 to the Partnership's consolidated financial statements for the year ended December 31, 1995, certain of the Partnership's shippers have filed civil suits and initiated Federal Energy Regulatory Commission ("FERC") complaint proceedings alleging, among other things, that the shippers were damaged by the Partnership's failure to fulfill alleged promises to expand the East Line's capacity between El Paso, Texas and Phoenix, Arizona to meet shipper demand. The FERC proceedings involve claims, among other things, that certain of the Partnership's rates and charges on its East and West Lines are excessive. To date, the complainants have filed testimony seeking reparations for shipments between 1990 and 1994 aggregating approximately $35 million, as well as rate reductions of between 30% and 40% for shipments in 1995 and thereafter. The remaining civil action, brought by El Paso Refinery, L.P. ("El Paso") and its general partner, claims unspecified actual damages, which appear to include the $190 million cost of a refinery expansion completed in 1992, plus punitive and consequential damages.

With respect to the FERC proceedings, the Partnership has recently achieved settlements with El Paso regarding its challenge of the Partnership's East Line rates and with Navajo Refining Company ("Navajo") regarding its challenge of West Line rates. During the quarter ended September 30, 1996, the Partnership also presented settlement offers to all of the remaining complainants in the FERC proceedings, including Navajo with respect to its East Line complaint. During the quarter ended September 30, 1996, the Partnership recorded an $8.0 million provision for litigation costs to increase its existing reserves to reflect the total amount that would be payable under the settlement offers that had been extended as of that date, including those offers that have been accepted by El Paso and Navajo. The Partnership's accompanying balance sheet also includes reserves for costs related to the resolution of the El Paso civil action.

While the Partnership believes it has meritorious defenses in these matters, the complainants and plaintiffs are seeking amounts that, in the aggregate, substantially exceed the Partnership's reserves and, because of the uncertainties associated with litigation and FERC rate-making methodology, management cannot predict with certainty the ultimate outcome of these matters. As additional information becomes available, it may be necessary for the Partnership to record additional charges to earnings to maintain its reserves at a level deemed adequate at that time, and the costs associated with the ultimate resolution of these matters could have a material adverse effect on the Partnership's results of operations, financial condition, or ability to maintain its quarterly cash distribution at the current level.

(e) As discussed in Note 4 to the Partnership's consolidated financial statements for the year ended December 31, 1995, the Partnership's transportation and terminal operations are subject to extensive regulation under federal, state and local environmental laws concerning, among other things, the generation, handling, transportation and disposal of hazardous materials, and the Partnership is, from time to time, subject to environmental cleanup and enforcement actions.

The Partnership's accompanying balance sheet includes reserves for environmental costs that relate to existing conditions caused by past operations. Estimates of the Partnership's ultimate liabilities associated with environmental costs are particularly difficult to make with certainty due to the number of variables involved, including the early stage of investigation at certain sites, the lengthy time frames required to complete remediation at most locations, the number of parties involved, the number of remediation alternatives available, the uncertainty of potential recoveries from third parties and the evolving nature of environmental laws and regulations.

Based on the information presently available, it is the opinion of management that the Partnership's environmental costs, to the extent they exceed recorded liabilities, will not have a material adverse effect on the Partnership's financial condition; nevertheless, it is possible that the Partnership's results of operations in particular quarterly or annual periods could be materially affected as additional information becomes available.


             MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO 1995 PERIOD
The Partnership reported net income for the three months ended September 30, 1996 of $11.6 million, compared to net income of $17.7 million in the 1995 quarter, with the variance being primarily due to a $8.0 million provision for FERC litigation costs recorded during the current year quarter. Excluding the provision, adjusted net income for the three months ended September 30, 1996 was $19.3 million. Revenues for the third quarter of 1996 of $62.3 million were $1.5 million, or 2.5%, above the corresponding 1995 quarter's level. Trunk revenues were $1.6 million higher than in the 1995 period due to higher volumes. Total volumes transported increased 4% compared to the 1995 period, with commercial volumes about 5% higher and military volumes 4% lower than in 1995. Deliveries to most markets served by the Partnership have increased over 1995 levels.

Operating expenses of $41.6 million were $7.8 million higher than in the 1995 quarter, due largely to the provision for litigation costs. Excluding the provision, operating expenses were essentially even with the prior year quarter, with higher field operating expenses ($0.9 million) being offset by lower power costs ($0.5 million), facilities costs ($0.4 million) and general and administrative expenses ($0.3 million). The increase in field operating expenses is primarily attributable to higher environmental costs, partially offset by reductions in certain other field costs. The decrease in power costs resulted from periodic fuel cost adjustments received at several locations and savings from power transmission voltage capital investments. The decrease in facilities costs is largely due to lower right-of-way rental expense. General and administrative expenses decreased largely due to lower outside legal and consulting costs associated with the Sparks, Nevada environmental litigation, partially offset by higher employee benefit costs.

Other income, net decreased by $0.2 million compared to the 1995 period primarily due to lower interest income, which resulted from lower interest rates and cash balances.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO 1995 PERIOD
The Partnership reported net income for the nine months ended September 30, 1996 of $46.9 million, compared to net income of $44.6 million in the prior year period. Results of operations included the $8.0 million provision for litigation costs described above in 1996 and a $9.0 million provision for environmental litigation costs recorded in 1995. Excluding these provisions, adjusted net income for the nine months ended September 30, 1996 was $54.6 million compared to adjusted net income of $53.4 million in the 1995 period. Total revenues of $179.7 million were $4.2 million, or 2.4%, higher than in the prior year period. Trunk revenues were $4.0 million higher than in 1995 due to higher volumes. Total volumes transported increased 3% compared to the 1995 period, with commercial volumes about 3.5% higher and military volumes 5.5% lower than in 1995. Deliveries to most markets served by the Partnership have increased over 1995 levels.

Operating expenses of $105.1 million were $1.5 million higher than in the first nine months of 1995. Excluding the provisions described above, operating expenses would have been $97.1 million, or 2.6%, higher than in 1995, with higher general and administrative expenses ($2.2 million), field operating expenses ($1.3 million) and depreciation and amortization ($0.5 million), being partially offset by lower facilities costs ($1.0 million) and power costs ($0.5 million). General and administrative expenses were higher due to outside legal costs, associated with the FERC proceedings and environmental insurance litigation, and to higher employee benefit costs. The increase in field operating expenses is primarily attributable to higher environmental costs and pipeline repairs and maintenance, including pipeline recoating projects, partially offset by reductions in certain other field costs. The increase in depreciation and amortization resulted from the Partnership's expanding capital asset base. The decrease in facilities costs is primarily attributable to a property tax refund. The decrease in power costs resulted from periodic fuel cost adjustments received at several locations and savings from power transmission capital investments.

Other income, net decreased by $0.9 million compared to the 1995 period primarily due to lower interest income, which resulted from lower interest rates and cash balances.

FINANCIAL CONDITION
For the nine months ended September 30, 1996, cash and cash equivalents increased by $2.6 million. Cash flow from operations before working capital and minority interest adjustments totaled $61.5 million for the nine months, a decrease of $2.7 million from the corresponding 1995 period. Uses of cash included payment of settlement costs related to the Sparks, Nevada environmental site litigation and deferred right-of-way lease negotiation legal costs. Working capital cash requirements decreased by $3.2 million from the corresponding 1995 period primarily due to timing differences in the payment of accrued obligations and right-of-way rentals, and in the collection of trade and nontrade receivables.

Significant uses of cash included cash distributions of $46.1 million and capital expenditures of $20.2 million. Total capital expenditures for 1996 are projected at approximately $28 million. Total cash and cash equivalents of $43.8 million at September 30, 1996 included $15.4 million for the third quarter 1996 distribution to be paid to unitholders in November 1996 and $10.2 million of accrued interest on the First Mortgage Notes to be paid in December 1996.

Long-term debt aggregated $355 million at September 30, 1996 and consisted of $327 million of First Mortgage Notes (the "Notes") and a $28 million borrowing under the Partnership's bank term credit facility. The Partnership intends to refinance its Series C Notes, due December 15, 1996 in the amount of $22 million, and some or all of the remaining Notes as the various series become payable. To facilitate such refinancing and provide for additional financial flexibility, the Partnership has available the multi-year term credit facility, which presently has a $60 million aggregate limit, and a $20 million working capital facility, with three banks. The term facility may continue to be used for refinancing a portion of the Notes and for capital projects, while the working capital facility is available for general short-term borrowing purposes. The Partnership has initiated discussions with its lenders to expand the existing term credit facility to provide additional financial flexibility.


OTHER MATTERS
Reference is made to Note (d) to the Partnership's notes to consolidated financial statements, beginning on page 4 of this Report, and to Part II, Item 1 of this Report, for discussions of the status of the FERC proceedings and certain environmental matters.

                          PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Reference is made to Item 3 in the Partnership's 1995 Annual Report on Form 10-K for background information on certain litigation.


FERC PROCEEDING
Hearings in the FERC Proceeding (Docket Nos. OR92-8-000, et al.) concluded in
                                                         ------
July 1996. The procedural schedule calls for the completion of post-hearing briefs on November 26, 1996. An initial decision by the FERC Administrative Law Judge is expected by mid-1997.

In a related FERC proceeding concerning the Partnership (Docket Nos. OR96-2-000, et al.), testimony was filed by the parties between August and October 1996 and
------
the present procedural schedule calls for hearings to commence in December 1996. This proceeding involves whether a tariff filing is required for movements on certain of the Partnership's lines upstream of its Watson, California station origin point and, if so, whether those rates may be set in this proceeding and what those rates should be. On August 21, 1996, Ultramar Inc. ("Ultramar") filed a separate complaint raising largely the same issues in this proceeding and, on October 17, 1996, the FERC granted the Partnership's motion to consolidate Ultramar's complaint into this proceeding.

On August 30, 1996, Ultramar filed a complaint concerning charges associated with the use of the Partnership's Watson gathering enhancement facilities (Docket No. OR96-15-000). On October 21, 1996, Ultramar filed an additional complaint against the Partnership's West Line rates (Docket No. OR97-2-000), presenting largely the same issues raised by the West Line shippers in the FERC Proceeding. Management believes these complaints were filed by Ultramar principally in an effort to obtain standing in the existing FERC proceedings, and do not raise significant additional issues.

On June 26, 1996, the Partnership entered into an agreement with the El Paso bankruptcy trustee which would settle El Paso's claims in the FERC Proceeding with a payment by the Partnership of $1,250,000. This settlement has been approved by the bankruptcy court. The Administrative Law Judge in the FERC Proceeding has approved the withdrawal of El Paso's complaint and a final decision by the FERC is pending. This settlement does not affect El Paso's pending civil litigation against the Partnership.

In September 1996, the Partnership and Navajo reached an agreement in principle whereby Navajo will withdraw its complaint against the Partnership's West Line rates in exchange for a cash payment. Navajo's withdrawal of its West Line complaint, which will be submitted to the FERC for approval in mid-November 1996, would not affect Navajo's remaining complaint against the Partnership's East Line rates. During the quarter ended September 30, 1996, the Partnership also presented settlement offers to all of the remaining complainants in the FERC proceedings, including Navajo, concerning its East Line rates. During the quarter ended September 30, 1996, the Partnership recorded an $8.0 million provision for litigation costs to increase its existing reserves to reflect the total amount that would be payable under the settlement offers that had been extended as of that date, including those offers that have been accepted by El Paso and Navajo.

The terms of the pending settlement agreements with El Paso and Navajo do not provide for prospective rate reductions, but other offers that have been extended do include proposed reductions in the Partnership's rates. The Partnership is not able to predict with certainty whether settlement agreements will be completed with some or all of the remaining complainants, the final terms of any such additional settlement agreements that may be consummated, or the final outcome of the FERC proceedings should they be carried through to their conclusions. However, the ultimate resolution of the FERC proceedings could have a material adverse effect on the Partnership's results of operations, financial condition or ability to maintain its quarterly cash distribution at the current level.

ENVIRONMENTAL MATTERS
During the quarter ended September 30, 1996, the Partnership entered into a stipulation with the United States Environmental Protection Agency, whereby the Partnership will pay $300,000 in fines to settle a June 1993 Notice of Violations associated with an oxygenate blending equipment malfunction at the Partnership's Phoenix terminal.

Also during the quarter ended September 30, 1996, the Partnership entered into a stipulation with the California Department of Fish and Game to settle the agency's claims arising from a January 1994 pipeline product release in Martinez, California. The Partnership agreed to pay a total of $200,000 in restoration costs and to reimburse $50,000 in agency oversight costs.


ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

(a)  The following document is filed as part of this report:

      Exhibit 27 Financial Data Schedule as of and for the nine months ended September 30, 1996.

(b)  Reports on Form 8-K filed during the quarter ended September 30, 1996:
None.



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SANTA FE PACIFIC PIPELINE PARTNERS, L.P.
                                             (Registrant)

                                By: SANTA FE PACIFIC PIPELINES, INC., AS
                                            GENERAL PARTNER

Date:  November 13, 1996        By:        /s/ BARRY R. PEARL
                                   ------------------------------------
                                             Barry R. Pearl
                                     Senior Vice President, Treasurer
                                        and Chief Financial Officer
                                       (On behalf of the Registrant)